Baird Funds, Inc.
Form N-SAR, Item #77D


Prior to December 30, 2002, the investment objective of the Baird Core Plus Bond Fund was to provide an annual rate of total return, before Fund expenses, greater than the annual rate of total return of the Lehman Brothers Intermediate Government/Credit Bond Index. The Lehman Brothers Government/Credit Bond Index is an unmanaged market value weighted performance benchmark for government and corporate fixed-rate debt issues with maturities between one and thirty years or more. At a meeting held on December 30, 2002, the shareholders of the Baird Core Plus Bond Fund approved a change in the Fund's investment objective so that instead of seeking to outperform the Government/Credit Bond Index, the Fund will seek to outperform the Lehman Brothers U.S. Universal Bond Index (the "Universal Bond Index") before Fund expenses. The Lehman Brothers U.S. Universal Bond Index is an unmanaged, market value weighted index of fixed income securities issued in U.S. dollars, including U.S. government and investment grade debt, as well as non-investment grade debt, Eurobonds, 144A securities and emerging market debt. In conjunction with the change in investment objective, the name of the Fund was changed from the Baird Core Bond Fund to the Baird Core Plus Bond Fund.